SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 5)*


                              Ryanair Holdings plc
                              --------------------
                                (Name of Issuer)

                   Ordinary Shares, par value 1.27 Euro cents
                   ------------------------------------------
                         (Title of Class of Securities)

                                SEDOL No. 0038227
                                 (CUSIP Number)

                                December 31, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------
   SEDOL No. 0038227
-------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Michael O'Leary

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Irish

                        5        SOLE VOTING POWER

    NUMBER OF                    41,000,008
     SHARES
  BENEFICIALLY          6        SHARED VOTING POWER
    OWNED BY
      EACH                          - 0 -
   REPORTING
    PERSON              7        SOLE DISPOSITIVE POWER
     WITH
                                 41,000,008

                        8        SHARED DISPOSITIVE POWER

                                    - 0 -

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        41,000,008

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.4%


12      TYPE OF REPORTING PERSON*

        IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

             Ryanair Holdings plc

Item 1(b).   Address of Issuer's Principal Executive Offices:

             Ryanair Holdings plc
             Corporate Head Office
             Dublin Airport
             County Dublin
             Ireland

Item 2(a).   Name of Person Filing:

             This Amendment No. 5 amends the statement on Schedule 13G filed by Michael O'Leary on February 17, 1998, as amended by Amendment No. 1 filed on March 1, 1999, Amendment No. 2 filed on July 6, 1999, Amendment No. 3 filed on February 15, 2001, and Amendment No. 4 filed on February 13, 2002.

Item 2(b).   Address of Principal Office, or, if none, Residence:

             Gigginstown
             Mullingar
             County Westmeath
             Ireland

Item 2(c).   Citizenship:

             Irish

Item 2(d).   Title of Class of Securities:

             Ordinary Shares, par value 1.27 Euro cents (the "Ordinary
Shares").

Item 2(e).   SEDOL Number:

             0038227

             The Ordinary Shares are also sold in the form of American Depositary Shares ("ADSs"), each ADS representing five Ordinary Shares. The ADSs are evidenced by American Depositary Receipts which are traded on the Nasdaq National Market of the Nasdaq Stock Market, Inc. and have a CUSIP Number of 78351310.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act.

             (b)    [ ] Bank as defined in Section 3(a)(6) of the Exchange
                    Act.

             (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

             (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

             (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

             (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

             (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

             (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

             (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

Item 4.      Ownership.

      (a) Amount Beneficially Owned as of December 31, 2001: 41,000,008

      (b) Percent of Class: 5.4%.

      (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: 41,000,008

             (ii) shared power to vote or to direct the vote: none

             (iii) sole power to dispose or to direct the disposition of:
                   41,000,008

             (iv) shared power to dispose or to direct the disposition of: none

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person.

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the SecurityBeing Reported on by the Parent
             Holding Company.

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Not applicable.

Signature.
----------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 2004

                                            By:    /S/ MICHAEL O'LEARY
                                               -----------------------
                                            Name:  Michael O'Leary